Annex A

The Company’s results of operations for the fiscal year ended March 31, 2006 will reflect the completion of the merger with Standard Commercial Corporation (“Standard”) on May 13, 2005 and will include Standard’s results of operations for all but the period from April 1 to May 13 of 2005.  The results for the prior fiscal year do not include any of Standard’s results.

The following description is being included solely to address the disclosure requirements of this Form 12b-25 and is not intended as a complete discussion or analysis of results of operations for the periods covered.  The Company estimates that it will be in a position to file its Annual Report on Form 10-K for the year ended March 31, 2006 on or about June 29, 2006, and such report will contain a more complete discussion and analysis of the Company’s results of operations.

The Company expects to report that sales and other operating revenues increased from $1,300.1 million in 2005 to $2,112.7 million in 2006 primarily as a result of the addition of Standard volumes and corresponding revenues.  Gross profit as a percentage of sales decreased from 15.0% in 2005 to 10.6% in 2006.  Gross profit increased $30.1 million or 15.5% from $194.6 million in 2005 to $224.7 million in 2006.  The increase in gross profit as well as the decrease in gross profit percentage are primarily attributable to two factors: First, while the inclusion of Standard sales contributed significantly to operating results, gross profit on these sales was reduced by $18.0 million as a result of purchase accounting inventory adjustments.  These non-cash adjustments related to the fair value of Standard inventory at May 13, 2005 which was shipped post-merger.  Second, as previously reported, the 2005 Brazilian crop marketed during fiscal 2006 was a poor quality crop due to adverse weather, which negatively impacted growing conditions resulting in tobaccos that did not meet customer quality requirements.  Additionally, Brazilian costs increased over 20% from 2005 to 2006 due to a combination of the strengthening Real versus the U.S. dollar and the effect on tobacco prices and processing costs, as well as inclusion of local intrastate trade taxes following a change in local laws.  Sales price increases were insufficient to cover cost escalations and until the 2005 crop is completely sold it will continue to negatively impact future period operating results in the South American region. Selling, administrative and general expenses increased $39.7 million or 31.9% from $124.4 million in 2005 to $164.1 million in 2006.  The increase is primarily due to additional expenses as a result of the merger and the impact of expenses denominated in foreign currencies, the Brazilian Real in particular.

At this time, the Company cannot reasonably estimate the extent of total restructuring, asset impairment and integration charges that will be recognized during the 2006 fiscal year, due to the reasons described herein.  However, the Company expects to recognize substantial non-cash charges for both goodwill and asset impairment, in addition to $22.2 million of employee severance and other integration related charges as a result of the merger. As a result, the Company expects to report a substantial net loss for the 2006 fiscal year, compared to $13.3 million of net income for the prior fiscal year.

This filing contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based on the current beliefs and expectations of Alliance One’s management and are subject to significant risks and uncertainties.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, our ability to implement cost savings initiatives, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on Alliance One’s customers.  Additional factors that could cause Alliance One’s results to differ materially from those described in the forward-looking statements can be found in Alliance One’s (previously DIMON Incorporated) Annual Reports on Form 10-K for the fiscal year ended March 31, 2005, and other filings with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s Internet site (www.sec.gov).